Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Reports Indicated Resource of 727,500 Tonnes at 8.98
     g/t at Santoy 8

     Toronto Stock Exchange
     Trading symbol - CRJ
     AMEX - CGR

     SASKATOON, April 21 /CNW/ - Claude Resources Inc. (CRJ:TSX ; CGR:AMEX) is
pleased to announce the results of a NI 43-101 compliant inferred and indicated mineral resource estimate on the Santoy 8 deposit located on the
Seabee mine property.
     Highlights of the resource estimate define an indicated mineral resource of 727,500 tonnes at a grade of 8.98 g/t Au and an inferred mineral resource of 391,500 tonnes at a grade of 8.1 g/t using a 3 g/t cut-off grade.

     <<
                      Table 1: Santoy 8 Mineral Resource
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Zones                    3 g/t cut-off                5 g/t cut-off
     -------------------------------------------------------------------------
                        Tonnes   Grade       Ozs     Tonnes    Grade      Ozs
                                 (g/t)                         (g/t)
     -------------------------------------------------------------------------
                          Indicated Mineral Resources
     -------------------------------------------------------------------------
     Santoy 8          474,300    8.70   133,000    301,800   11.60   113,000
     Santoy 8E         253,200    9.50    77,000    184,400   12.10    72,000
     -------------------------------------------------------------------------
     Totals            727,500    8.98   210,000    486,200   11.79   185,000
     -------------------------------------------------------------------------
                          Inferred Mineral Resources
     -------------------------------------------------------------------------
     Santoy 8          306,200    8.00    79,000    146,600   12.30    58,000
     Santoy 8E          49,000    6.60    10,000      8,800   12.00     3,000
     Santoy 8NW         36,300   10.80    13,000     28,400   12.50    11,000
     -------------------------------------------------------------------------
     Totals            391,500    8.08   102,000    183,800   12.32    72,000
     -------------------------------------------------------------------------

     Results of the estimate, summarized in Table 1, reflect the following basic parameters:

     -   A top-cut of 30 g/t was applied.
     -   A depth extending from surface to 350 meters below surface with the indicated component being above 250 meters depth.
     -   A minimum composite length of 1.50 meters.
     -   Specific Gravity of 2.85 based on historic production.
     -   Polygonal resource modeling was utilized.
     -   Radius of influence of the polygonal model was 30 meters.
     -   Individual lenses were projected onto inclined longitudinal sections.
     >>

     "The recent drill results have significantly upgraded the size and grade of the deposits as well as the confidence in the resource model," stated
Claude Resources' Vice President Exploration Brian Skanderbeg. "The upgrading of the resource model is the first step in the transition from exploration through bulk sampling to commercial production at the Santoy 8 deposits. This represents a significant opportunity to expand the Seabee mining operation."
     Previous drilling of the Santoy 8 and 8E deposits conducted up to
September 2005 defined an inferred resource of 910,000 tonnes at and 6.1 g/t with a top cut of 30 g/t.
     Gold mineralization at Santoy 8 has been confirmed over a strike length of 600 meters, a dip length of 350 meters and remains open along strike and down plunge to the north. Santoy 8E has been intercepted over a strike length of 200 meters, dip length of 250 metres and remains open along strike and down plunge to the north. True thickness of Santoy 8 and 8E deposits vary from 1.5 to 30.0 meters.
     Gold mineralization at Santoy 8, 8E and 8 NW is hosted in siliceous, skarnified, shear structures with sulfide-chlorite-quartz veins and in silicified granitoid sills. Eight mineralized lenses dip moderately to steeply
(50 to 85 degrees) to the east and are interpreted to be amenable to bulk mining techniques.
     Claude Resources is in the process of completing environmental studies in preparation for planned bulk sampling and commercial mining of the Santoy 8 and 8E deposits in 2009.
     A longitudinal section and location map for Santoy 8 are available on the
Claude Resources website at www.clauderesources.com.

     Exploration programs are conducted under the direction of Qualified
Person Brian Skanderbeg, P.Geo., Vice President Exploration. He has reviewed the contents of this media release for accuracy. Drill core was halved and samples averaging 1.0 - 1.5 meters were submitted to TSL Laboratory, an ISO approved facility, in Saskatoon, Saskatchewan. Rigorous quality assurance quality control procedures have been implemented including the use of blanks, standards and duplicates (1 in 10 samples). Core samples were analyzed by 30 g gold fire assay with an atomic absorption and gravimetric finish. Intercepts are reported as drilled widths and range from 70 % to 95 % of true widths.
Composite intervals were calculated using a 3 g/t cut-off or 5 g/t cut-off and may include internal dilution. Where composite lengths were less than 1.5 meters, dilution was applied to create a 1.5 m length.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company also owns producing oil and natural gas assets.
The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 800,000 ounces of gold from its Seabee mine in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
     Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., Phone: (306) 668-7505; or Philip Ng, Vice President Mining
Operations, Claude Resources Inc., Phone: (306) 668-7505; or Dwight Percy,
Vice President Corporate Development, Claude Resources Inc., Phone: (306)
668-7501, Email: clauderesources(at)clauderesources.com, Website:
www.clauderesources.com/
     (CGR CRJ.)

CO:  CLAUDE RESOURCES INC.

CNW 13:49e 21-APR-08